UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-6 or 15d-16 of
The Securities Exchange Act of 1934

April 26, 2004

SKF
(Exact name of registrant as specified in its charter)

Hornsgatan 1 Goteborg, Sweden
(Address of principal executive offices)

000-13722
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  / x /        Form 40-F  /   /

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  /   /        No  / x /

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SKF (Registrant)
April 26, 2004 (Date)	/s/ LARS G MALMER Lars G Malmer Sr. Vice President, Group Communication

SKF First-quarter report 2004

For the first quarter of 2004 SKF reports a 6.0% increase in sales, measured in local currencies, compared to the same period in 2003. The operating margin was 8.5%. The price/mix increased by 1.1%. Cash flow continued to be strong.

  The SKF Group reports a profit before taxes for the first quarter 2004 of MSEK 819 (802).
  Net profit for the first quarter 2004 was MSEK 648 (562).
  Earnings per share for the first quarter 2004 were SEK 5.69 (4.94).
  Net sales for the first quarter 2004 were MSEK 10 689 (10 541).

The operating profit for the first quarter 2004 was MSEK 907 (944), which includes 50 MSEK for implementation costs of the previously announced restructuring programme. The operating margin for the first quarter 2004 was 8.5% (9.0). Cash flow, after investments before financing, for the first quarter 2004 was MSEK 501 (47).

The increase in net sales for the first quarter 2004, compared to the first quarter 2003, was attributable to: structure 0.1%, volume 4.8%, price/mix 1.1% and currency effect -4.6%.

Sales development
Net sales for the SKF Group, calculated in local currencies, were up 6.0% in the first quarter compared to the same quarter last year. Sales in Europe were slightly up, sales in North America were higher and significantly higher in Asia and Latin America.

Outlook
The market demand for the Group's products and services is expected to continue to strengthen during the second quarter 2004, compared to the first quarter this year.

In Europe demand is expected to be slightly higher and in North America higher. Demand is expected to continue to increase significantly both in Asia and in Latin America.

Manufacturing will be maintained in the second quarter to meet the higher demand and to ensure a good service level.

Financials
The Group’s financial net for the first quarter 2004 was MSEK -88 (-142). The lower level was due mainly to higher interest income and foreign exchange gains. The tax rate was exceptionally low due to a favourable outcome in a tax case.

Additions to tangible assets for the first quarter 2004 were MSEK 281 (304). At the end of March 2004, the Group’s inventories were 21.3% (22.2) of annual sales. The return on capital employed for the 12-month period ended March 31, 2004 was 14.0% (17.4). Return on equity was 14.0% (16.0). In March 31, 2004, SKF's equity to assets ratio was 43.6% (41.2). The gearing was 36.3% (40.1). The registered number of employees at the end of March was 38 615 (39 645).

Compared to the first quarter 2003, exchange rates for the first quarter 2004, including the effects of translation and transaction flows, had a negative effect on SKF’s operating profit of approximately MSEK 120. For the second quarter 2004 the estimated negative effect is MSEK 100 and for the full year 2004, based on current assumptions and exchange rates, it is MSEK 400.

The restructuring programme announced last year is running according to plan. The number of employees was reduced by 140, as a result of the programme.

Divisions
Comments on net sales per geographical region are based on local currencies and compared to the corresponding period for 2003. Operating margin is on sales including intra-Group sales.

Industrial Division
The operating profit for the first quarter 2004 amounted to MSEK 379 (366), resulting in an operating margin of 9.6% (9.5).

Net sales for the first quarter 2004 amounted to MSEK 2 550 (2 521). Sales incl. intra-Group sales for the first quarter were MSEK 3 948 (3 833).

Sales in Europe were unchanged in the first quarter while sales in the North America and in Asia were significantly higher.

During the quarter SKF gained several important orders from the steel, the wind and the machinery industries in the USA and Europe.

Automotive Division
The operating profit for the first quarter 2004 was MSEK 160 (177), resulting in an operating margin of 4.1% (4.6).

Net sales for the first quarter 2004 amounted to MSEK 3 454 (3 470). Sales incl. intra-Group sales for the first quarter were MSEK 3 858 (3 849).

In the first quarter sales to the car and light truck industry in Europe and in North America were unchanged. Sales to the heavy truck industry in Europe were higher and significantly higher to the heavy truck industry in North America. Sales to the vehicle service market were significantly higher.

SKF won business during the quarter through identifying customers' key application criteria and then delivering design enhancements. SKF’s knowledge base, supplemented by proprietary computer models, enables application engineers to optimize designs while reducing costs of components, materials and processing.

An example of this is the Dodge Durango in the USA. Deliveries started during the quarter of the X-Tracker™ asymmetrical ball hub bearing unit to this vehicle. They replace a competitor’s taper roller bearing solution at a lower cost to the customer.

In the year 2000 SKF achieved the nomination as Getrag's worldwide strategic supplier. Getrag is a German manufacturer of transmissions and drivetrains. Sales to this customer have since been growing and during the first quarter a new important order for taper bearings was gained.

Electrical Division
The operating profit for the first quarter 2004 amounted to MSEK 64 (80), resulting in an operating margin of 3.9% (4.8).

Net sales for the first quarter 2004 amounted to MSEK 491 (496). Sales incl. intra-Group sales for the first quarter were MSEK 1 661 (1 684).

Sales in Europe were unchanged, even if there was some sign of improvement in the household appliance segment. Sales in Asia, predominantly in the two-wheeler market, were significantly higher.

Sales of seals are developing positively towards more sophisticated products.

Service Division
The operating profit for the first quarter 2004 amounted to MSEK 336 (293), resulting in an operating margin of 9.3% (8.4).

Net sales for the first quarter 2004 amounted to MSEK 3 233 (3 075), an increase of 5.1%. Sales incl. intra-Group sales for the first quarter were MSEK 3 611 (3 471).

Sales in Western Europe were unchanged while sales in Central and Eastern Europe were significantly higher. Sales in North America were higher and significantly higher in Asia and Latin America.

During the quarter, the division continued to build on its "More with SKF" Distributor programme to help distributors improve business operations, increase productivity, and deliver enhanced customer value.

SKF Reliability Systems sales continue to grow with a special focus on the paper industry, the hydro-carbon processing industries and the power generation industry. The climate for investment in condition monitoring systems is improving.

Aero and Steel Division

The operating profit for the first quarter 2004 amounted to MSEK 30 (47), resulting in an operating margin of 1.8% (2.8).

Net sales for the first quarter 2004 amounted to MSEK 951 (971). Sales incl. intra-Group sales for the first quarter were MSEK 1 648 (1 681).

Sales to the aerospace industry were lower both in Europe and North America.

The helicopter business continued to develop well with new orders especially from the European helicopter manufacturers. Aeroengine Bearings UK continued to make progress and increased its volumes of bearing-related engine components outsourced from Rolls Royce.

Ovako Steel reported net sales of MSEK 491 (442). Sales incl. intra-Group sales were MSEK 889 (829). The operating profit was MSEK 7 (8).

Raw material prices continued to increase during the quarter. Steel scrap prices reached all-time-high levels. Ovako's customers are paying surcharges for the increased scrap and alloy prices.

Ovako Steel secured new orders from external customers in the bearing and automotive segments.

Sale of shares
During the quarter SKF sold its 40% holding in Momentum, a Swedish industrial distributor, for MSEK 90, resulting in a capital gain of MSEK 20.

Revolving credit facility
SKF signed a five-year and 300 million euro revolving credit facility with a syndicate of eleven banks. This credit facility replaced existing credit facilities with the benefit of both a longer maturity and reduced cost.

Previous Outlook statement

The Year-end report 2003:

The market demand for the Group's products and services is expected to improve during the first quarter 2004. In Europe it is expected to be slightly higher, while it will remain relatively flat in North America. Demand is expected to increase significantly in both Asia and Latin America.

Manufacturing will, as is normal during the first half of the year, be increased slightly ahead of market demand to ensure a good service level throughout the summer period.

Overhead presentation from SKF
An overhead presentation will be published on SKF’s website at the following address: www.skf.com/portal/skf/home/investors (choose Presentations)

Cautionary statement
This report contains forward-looking statements that are based on the current expectations of the management of SKF. Although management believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those implied in the forward-looking statements as a result of, among other factors, changes in economic, market and competitive conditions, changes in the regulatory environment and other government actions, fluctuations in exchange rates and other factors mentioned in SKF’s latest 20-F report on file with the SEC (United States Securities and Exchange Commission) under "Forward-Looking Statements" and "Risk Factors".

Göteborg, April 20, 2004

Aktiebolaget SKF
(publ.)

Tom Johnstone
President and CEO

Enclosures:
Consolidated financial information
Consolidated balance sheets
Consolidated statements of cash flow
Consolidated financial information - full year and quarterly comparisons (Group and Divisions/Segments)

The consolidated financial statements of the Group and the Parent company of AB SKF are prepared in accordance with accounting principles generally accepted in Sweden. For further details see note 1 in the SKF Annual Report incl. Sustainability Report 2003.

The report has not been audited by the Company’s auditors.

The SKF’s report on the Half-year result 2004 will be published on Tuesday, July 13, 2004.

Further information can be obtained from:
Lars G Malmer, Group Communication, tel: +46-31-3371541, +46-705-371541, e-mail: lars.g.malmer@skf.com
Marita Björk, Investor Relations, tel: +46-31-3371994, +46-705-181994, e-mail: marita.bjork@skf.com

Aktiebolaget SKF, SE-415 50 Göteborg, Sweden, company reg.no. 556007-3495, tel: +46-31-3371000, fax: +46-31-3372832, http://www.skf.com/

Enclosure 1

CONSOLIDATED FINANCIAL INFORMATION (MSEK)

	Jan-March 2004	Jan-March 2003

Net sales	10 689	10 541
Cost of goods sold	-8 225	-8 023

Gross profit	2 464	2 518

Selling and administrative expenses	-1 590	-1 619
Other operating income/expenses - net	36	40
Loss/profit from Associated Companies	-3	5

Operating profit	907	944

Operating margin, %	8.5	9.0

Financial income and expense - net	-88	-142

Profit before taxes	819	802

Taxes	-151	-225

Profit after taxes	668	577

Minority interests' share in profit	-20	-15

Net profit	648	562

Earnings per share after tax, SEK	5.69	4.94

Diluted earnings per share after tax, SEK	5.69	4.94

Additions to tangible assets	281	304

Number of employees registered	38 615	39 645

Return on capital employed for the 12-month period ended March 31, %	14.0	17.4

Number of shares*	March 31, 2004	December 31, 2003

Total number of shares	113 837 767	113 837 767
- whereof A-shares	20 321 520	21 372 327
- whereof B-shares	93 516 247	92 465 440

* Since the decision was taken to insert a share conversion right of A shares to B shares at SKF´s Annual General Meeting on April 18, 2002, 28 934 812 A shares has been converted to B shares.

Enclosure 2

CONSOLIDATED BALANCE SHEETS (MSEK)

	March 2004	December 2003

Intangible assets	1 629	1 588

Tangible assets	11 315	11 138

Investments, long-term financial and other assets	772	836
Total capital assets	13 716	13 562

Inventories	8 838	8 429

Short-term assets	9 251	7 993

Short-term financial assets	6 713	6 342
Total short-term assets	24 802	22 764

TOTAL ASSETS	38 518	36 326

Shareholders' equity	16 262	15 164

Provisions for post-employment benefits	8 071	7 885

Provisions for deferred taxes	1 087	1 077

Other provisions	2 330	2 381
Total provisions	11 488	11 343

Long-term loans	1 294	1 246

Other long-term liabilities, including minority interest	631	611
Total long-term liabilities	1 925	1 857

Short-term loans	179	372

Other short-term liabilities	8 664	7 590
Total short-term liabilities	8 843	7 962

TOTAL SHAREHOLDERS' EQUITY, PROVISIONS AND LIABILITIES	38 518	36 326

Changes in Shareholders' equity:
Opening balance January 1	15 164	16 365
Implementation of RR29 / IAS19	-	-1 447
Cash dividend	-	-911
Net profit	648	2 039
Translation adjustments	450	-882
Closing balance	16 262	15 164

Enclosure 3

CONSOLIDATED STATEMENTS OF CASH FLOW (MSEK)

	Jan-March 2004	Jan-March 2003

Profit before taxes	819	802

Depreciation, amortization and impairment of tangible and intangible assets	404	405

Net gain (-) on sales of tangible assets and businesses	-15	-22

Loss/profit from Associated Companies	3	-5

Taxes	-304	-207

Changes in working capital	-223	-742

Cash flow from operations	684	231

Investments in tangible assets and businesses	-278	-345

Sales of tangible assets and businesses	95	161

Cash flow after investments before financing	501	47

Change in short- and long-term loans	-201	126

Change in post-employment benefits	-	17

Change in long-term financial and other assets	4	-26

Cash effect on short-term financial assets	304	164

Change in short-term financial assets
January 1	6 342	5 530
Cash effect	304	164
Exchange rate effect	67	-33
March 31	6 713	5 661

Change in net interest-bearing
liabilities	Opening balance January 1, 2004	Exchange rate effect	Change in items	Acquired and sold businesses	Closing balance March 31, 2004

Loans, long- and short-term	1 618	56	-201	-	1 473
Post-employment benefits	7 885	186	-	-	8 071
Financial assets; long-term	-472	-14	4	-	-482
short-term	-6 342	-67	-304	-	-6 713

Net interest-bearing liabilities	2 689	161	-501	-	2 349

Enclosure 4

CONSOLIDATED FINANCIAL INFORMATION - QUARTERLY COMPARISONS (GROUP)

(MSEK unless otherwise stated)

	Full year					Full year
	2002	1/03	2/03	3/03	4/03	2003	1/04

Net sales	42 430	10 541	10 532	10 059	10 245	41 377	10 689
Cost of goods sold	-31 844	-8 023	-8 149	-7 821	-8 029	-32 022	-8 225
Gross profit	10 586	2 518	2 383	2 238	2 216	9 355	2 464

Gross margin, %	24.9	23.9	22.6	22.2	21.6	22.6	23.1
Selling and administrative expenses	-6 636	-1 619	-1 543	-1 376	-1 637	-6 175	-1 590
Other operating income/ expenses - net	40	40	100	-25	-15	100	36
Profit/loss from Associated Companies	32	5	5	4	5	19	-3
Operating profit	4 022	944	945	841	569	3 299	907

Operating margin, %	9.5	9.0	9.0	8.4	5.6	8.0	8.5

Financial income and expense - net	-480	-142	-130	-144	-90	-506	-88
Profit before taxes	3 542	802	815	697	479	2 793	819

Profit margin before taxes, %	8.3	7.6	7.7	6.9	4.7	6.8	7.7

Taxes	-1 055	-225	-228	-183	-62	-698	-151
Profit after taxes	2 487	577	587	514	417	2 095	668

Minority interests' share in profit	-21	-15	-18	-11	-12	-56	-20

Net profit	2 466	562	569	503	405	2 039	648

Earnings per share after tax, SEK	21.67	4.94	4.99	4.42	3.56	17.91	5.69

Return on capital employed for the 12-month period, %	17.1	17.4	17.0	16.5	14.2	14.2	14.0

Equity/assets ratio, %	43.8	41.2	40.9	42.3	43.1	43.1	43.6

Net worth per share, SEK	144	135	130	130	133	133	143

Additions to tangible assets	1 442	304	250	305	520	1 379	281

Registered number of employees	39 739	39 645	38 821	38 805	38 700	38 700	38 615

Enclosure 5

CONSOLIDATED SEGMENT INFORMATION - FULL YEAR AND QUARTERLY COMPARISONS

(MSEK unless otherwise stated)

	Full year					Full year
	2002	1/03	2/03	3/03	4/03	2003	1/04
Industrial Division
Net sales	9 694	2 521	2 504	2 314	2 324	9 663	2 550
Sales incl. intra-Group sales	15 475	3 833	3 861	3 654	3 791	15 139	3 948
Operating profit	1 634	366	351	339	375	1 431	379
Operating margin	10.6%	9.5%	9.1%	9.3%	9.9%	9.5%	9.6%
Assets and liabilities, net	6 258	6 465	6 360	5 910	5 659	5 659	6 011
Registered number of employees	10 474	10 483	10 547	10 506	10 437	10 437	10 577

Automotive Division
Net sales	13 588	3 470	3 443	3 168	3 136	13 217	3 454
Sales incl. intra-Group sales	15 074	3 849	3 816	3 525	3 487	14 677	3 858
Operating profit/loss	501	177	177	78	-1	431	160
Operating margin	3.3%	4.6%	4.6%	2.2%	0.0%	2.9%	4.1%
Assets and liabilities, net	6 495	6 568	6 333	6 034	5 814	5 814	6 125
Registered number of employees	10 133	10 115	9 749	9 745	9 604	9 604	9 595

Electrical Division
Net sales	1 903	496	453	444	440	1 833	491
Sales incl. intra-Group sales	6 676	1 684	1 614	1 554	1 607	6 459	1 661
Operating profit/loss	418	80	83	97	-46	214	64
Operating margin	6.3%	4.8%	5.1%	6.2%	-2.9%	3.3%	3.9%
Assets and liabilities, net	2 785	2 802	2 697	2 619	2 471	2 471	2 518
Registered number of employees	8 078	8 064	7 562	7 541	7 615	7 615	7 536

Service Division
Net sales	13 476	3 075	3 185	3 317	3 499	13 076	3 233
Sales incl. intra-Group sales	15 015	3 471	3 582	3 677	3 878	14 608	3 611
Operating profit	1 421	293	324	368	431	1 416	336
Operating margin	9.5%	8.4%	9.0%	10.0%	11.1%	9.7%	9.3%
Assets and liabilities, net	2 749	2 820	2 857	2 685	2 647	2 647	3 089
Registered number of employees	4 527	4 554	4 594	4 634	4 685	4 685	4 679

Aero and Steel Division
Net sales	3 741	971	937	806	837	3 551	951
Sales incl. intra-Group sales	6 321	1 681	1 561	1 339	1 435	6 016	1 648
Operating profit/loss	213	47	25	-5	-234	-167	30
Operating margin	3.4%	2.8%	1.6%	-0.4%	-16.3%	-2.8%	1.8%
Assets and liabilities, net	3 312	3 159	3 168	3 100	2 832	2 832	2 872
Registered number of employees	5 162	5 110	5 058	5 002	4 978	4 978	4 903

Previously published amounts have been restated to conform to the current Group structure in 2004. The structural changes include business units being moved between the divisions as well as some previously unallocated items being moved to divisional responsibility.